LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                           767 5TH AVENUE, 47TH FLOOR
                               NEW YORK, NY 10153
                           TELEPHONE NO. 212-702-4300
                              FAX NO. 212-688-1158


TARA KEATING, ASSISTANT GENERAL COUNSEL              DIRECT  DIAL:  212-702-3365
                                                     EMAIL: TKEATING@SFIRE.COM

                                 April 20, 2010

Ms Mellissa Duru
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Dear Ms Duru:

We transmit herewith via EDGAR with the Securities and Exchange Commission (the "Commission"), on behalf of Dr. Stephen Burakoff, Dr. Alexander J. Denner, Mr. Carl C. Icahn, Dr. Richard Mulligan, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp., (collectively, the "Filing Persons"), the following prepared in connection with the above referenced Schedule 14A filing (together, the "Schedule 14A").
Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the aforementioned Schedule 14A.

This letter has been prepared in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance, dated April 13, 2010 (the "Comment Letter"). The Filing Persons responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter.

For your convenience, a courtesy copy of this letter and will be sent to you via email.

1. We note your response to prior comment 10. Although the response delineates specific provisions of the Clayton Act, you have not provided sufficient analysis supporting the Icahn Parties' conclusion that Section 8 of the Clayton Act is inapplicable. For example, please supplementally provide, if known, any quantitative data that supports the Icahn Parties' reasonable belief that there is "de minimis competitive sales" between Biogen Idec, Inc. and Genzyme Corporation as such term is defined under Section 8 of the Clayton Act. Similarly, please supplementally provide information explaining how the Icahn Parties concluded that as of the last fiscal year there were no existing approved products of Biogen and the Company that were approved for competing use. Your response should also address how "competing use" is defined and explain who determines whether products are competitive products for purposes of the Clayton Act provisions.

     The Icahn Parties believe it is reasonable to make the assumption that competitive sales of Genzyme and Biogen for the fiscal year 2009, if any, were small enough that they were "de minimus" under the Clayton Act standards. As of December 31, 2009, there were no approved indications for any Biogen products that were competitive with any Genzyme products. Therefore, while the Icahn Parties know of no quantitative data that supports any reasonable belief that competitive sales, if any, were de minimus, the lack of approved competitive indications and the absence of an allegation by Genzyme that the election of Drs. Denner and/or Mulligan to the Board of Genzyme at the 2010 Annual Meeting (based upon competitive data from the last fiscal year) would constitute a Clayton Act violation supports the reasonable belief that a violation of the Clayton Act will not occur as a result of the election of Drs. Denner and/or Mulligan the at 2010 Annual Meeting.

     The Icahn Parties believe that competing use is defined as drugs approved by the Food and Drug Administration for the same indications and uses. In order to aid the Icahn Parties in this matter, the law firm of Proskauer Rose LLP researched the issue of which of the Biogen and Genzyme drugs were competitive with each other and developed the list below of each of their products and approved indications.

Company          Drug          Approved Indication(s)          Notes
-------          ----          ----------------------          -----
Biogen Idec,     Tysabri       Multiple Sclerosis;
Inc.                           Crohn's  Disease

                 Avonex        Relapsing forms of
                               multiple sclerosis

                 Rituxan       Non-Hodgkin's Lymphoma;         Use for CLL
                               Chronic Lymphocytic             approved by FDA
                               Leukemia (CLL);                 in 2010
                               Rheumatoid Arthritis

Genzyme          Cerezyme      Long-term enzyme replacement
Corporation                    therapy for pediatric and
                               adult patients with a
                               confirmed diagnosis of Type
                               1 Gaucher disease that
                               results in one or more of
                               the following conditions:
                               -  anemia
                               -  thrombocytopenia
                               -  bone disease
                               -  hepatomegaly
                               -  splenomegaly

                 Fabrazyme     Fabry disease

                 Aldurazyme    Hurler and Hurler-Scheie forms
                               of Mucopolysaccharidosis I
                               (MPS I)

                 Myozyme       Pompe disease (GAA deficiency)

                 Renagel       Serum phosphorus in patients
                               with chronic kidney disease
                               (CKD) on dialysis.

                 Renvela       Serum phosphorus in patients
                               with chronic kidney disease
                               (CKD) on dialysis.

                 Hectorol      Secondary hyperparathyroidism
                               in patients with chronic
                               kidney disease on dialysis.

                 Cholestagel   Low-density lipoprotein
                               cholesterol (LDL-C) levels in
                               adult patients with primary
                               hypercholesterolaemia who are
                               not adequately controlled
                               with a statin alone;

                               Elevated total-cholesterol
                               and LDL-C in adult patients
                               with isolated primary hyper-
                               cholesterolaemia, in whom a
                               statin is considered inappro-
                               priate or is not well
                               tolerated.

                 Thyrogen      Serum thyroglobulin (Tg)
                               testing with or without
                               radioiodine imaging in the
                               follow-up of patients with
                               well-differentiated thyroid
                               cancer;

                               Radioiodine ablation of
                               thyroid tissue remnants in
                               patients who have undergone
                               a neartotal or total thy-
                               roidectomy for well-
                               differentiated thyroid cancer
                               and who do not have evidence
                               of metastatic thyroid cancer.

                 SynviscOne    Pain in osteoarthritis (OA)
                               of the knee in patients who
                               have failed to respond
                               adequately to conservative
                               non-pharmacologic therapy
                               and simple analgesics, e.g.,
                               acetaminophen.

                 Epicel        Deep dermal or full thickness
                               burns comprising a total body
                               surface area of greater than
                               or equal to 30%.

                 Carticel      Symptomatic cartilage defects
                               of the femoral condyle
                               (medial, lateral or trochlea),
                               caused by acute or repetitive
                               trauma.

                 MACI          Autologous cartilage repair
                               treatment for articular
                               cartilage defects in sympto-
                               matic patients.

                 Seprafilm     For use in patients
                               undergoing abdominal or
                               pelvic laparotomy as an
                               adjunct intended to reduce
                               the incidence, extent and
                               severity of postoperative
                               adhesions between the abdo-
                               minal wall and the underly-
                               ing viscera such as omentum,
                               small bowel, bladder, and
                               stomach, and between the
                               uterus and surrounding struc-
                               tures such as tubes and
                               ovaries, large bowel, and
                               bladder.

                 Campath       Campath is indicated as a       May be co-
                               single agent for the            administered with
                               treatment of B-cell             Rituxan.
                               chronic lymphocytic
                               leukemia (B-CLL).

                 Clolar        Pediatric patients 1 to 21      Biogen does not
                               years old with relapsed or      produce a drug
                               refractory acute lympho-        indicated for
                               blastic leukemia (ALL) after    ALL patients.
                               at least two prior regimens.

                 Fludara       Adult patients with B-cell      Considered
                               chronic lymphocytic leukemia    primarily a
                               (CLL) who have not responded    second line
                               to or whose disease has pro-    therapy for use
                               gressed during treatment with   after first line
                               at least one standard alkyla-   CLL treatment
                               ting-agent containing regimen.  fails.

                 Leukine       Used to help increase the       Not  a  primary
                               number and function of white    treatment  for
                               blood cells after bone          CLL.
                               marrow transplantation, in
                               cases of bone marrow trans-
                               plantation failure or en-
                               graftment delay, before and
                               after peripheral blood stem
                               cell transplantation, and
                               following induction chemo-
                               therapy in older patients
                               with acute  myelogenous
                               leukemia.

                 Mozobil       Indicated in combination
                               with granulocyte-colony
                               stimulating factor (G-CSF)
                               to mobilize hematopoietic
                               stem cells to the peripher-
                               al blood for collection
                               and subsequent autologous
                               transplantation in patients
                               with non-Hodgkin's lymphoma
                               (NHL) and multiple myeloma
                               (MM).  Note, not used as a
                               direct treatment for NHL.

                 Thymoglob-    Thymoglobulin is indicated
                 ulin          for the treatment of renal
                               transplant acute rejection
                               in conjunction with concom-
                               itant immunosuppression.

                 Celsior       Intended for flushing and
                               cold storage of hearts at
                               the time of their removal
                               from the donor in prepara-
                               tion for storage, trans-
                               portation, and eventual
                               transplantation into a
                               recipient.

                 Genzyme Pharmaceuticals also produces various Lipids, Amino Acid Derivatives and Peptides for specialized uses.

2. Please see our comment above. Please succinctly disclose in the proxy statement the Icahn Parties' belief regarding the potential applicability of the Clayton Act, inclusive of any supporting information.

     The Icahn Parties propose to insert the following in the proxy material relating to the Clayton Act:

     "As disclosed in this proxy statement, Drs. Denner and Mulligan currently serve on the Board of Directors of Biogen Idec, Inc. ("Biogen"). The Icahn Parties' have considered the applicability of Section 8 of the Clayton Act, which includes a statutory prohibition on interlocking directorates between competing corporations, and have concluded that the prohibitions thereunder are not applicable because Biogen and the Company would not now be deemed competitors within the meaning of Section 8 of the Clayton Act based upon the assumption made by the Icahn Parties, which they believe to be reasonable, that sales of drugs by Genzyme and Biogen which might be considered as competing were de minimus, as defined with respect
     Section  8  of the Clayton Act, during 2009."

3. As done in your response to prior comment 11, please revise your disclosure in the proxy statement to set forth the Icahn Parties' belief regarding potential conflicts of interests arising from the membership of nominees on the Board of Directors of Biogen and Genzyme, the Icahn Parties nominees' understanding of their fiduciary obligations if elected to serve on the Genzyme Board, and the steps, if any, that such nominees would take to alleviate potential conflicts, if elected to the Genzyme Board.

     With respect to your numbered comment 3, the Icahn Parties propose to add the following disclosure to the proxy statement

     "The Icahn Parties do not believe a conflict of interest arises from having membership on the Board of Directors of Biogen and Genzyme. The nominees are aware that if elected they will have fiduciary obligations to Genzyme regardless of any other affiliations. The Nominees intend to fulfill their distinct fiduciary obligations to each entity on whose board they serve. Additionally, to the extent there are conflicts, the Nominees intend to take measures to otherwise alleviate the conflict including, if necessary, recusal with respect to the specific conflict."

     Each of the Filing Persons acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4365 or Marc Weitzen, Esq. at (212) 702-4388.

                                                             Very  truly  yours,


                                                             /s/ Tara L. Keating
                                                             -------------------
                                                             Tara L. Keating

cc:  Marc Weitzen, General Counsel